Exhibit 99.7

James Hardie Industries plc (Company)
Directors’ Report
for the Half year ended 30 September 2024
Directors
As of the date of this report the members of the Board are: A Lloyd (Chairperson), PJ Davis, P Lisboa, R Peterson, J Pfeifer, R Rodriguez, S Rowland, N Stein, H Wiens and A Erter (CEO).

There has been one change to the composition of the Board between 1 April 2024 and the date of this report. J Pfeifer was appointed as a director on 16 May 2024.

Review of Operations
Please see Management’s Analysis of Results relating to the period ended 30 September 2024.
Auditor’s Independence
The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.
This report is made in accordance with a resolution of the Board.

/s/ ANNE LLOYD	/s/ AARON ERTER
A Lloyd	A Erter
Chairperson	Chief Executive Officer

South Carolina, United States, 7 November 2024

James Hardie Industries plc
Board of Directors’ Declaration
for the Half year ended 30 September 2024
The Board declares that with regard to the attached financial statements and notes:
a)     the financial statements and notes comply with the accounting standards in accordance with which they were prepared;
b)     the information contained in the financial statements and notes fairly presents, in all material respects, the financial condition and results of operations of the Company; and
c)     in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the Board.

/s/ ANNE LLOYD	/s/ AARON ERTER
A Lloyd	A Erter
Chairperson	Chief Executive Officer

South Carolina, United States, 7 November 2024